                                                   REGISTRATION NUMBER 333-84829

As filed with the Securities and Exchange Commission on October __, 1999


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 POST-EFFECTIVE
                               AMENDMENT NO. 1 TO

                                    FORM S-4

                             REGISTRATION STATEMENT
                                      under
                           THE SECURITIES ACT OF 1933


                              HUDSON UNITED BANCORP
             (Exact name of registrant as specified in its charter)


                                   New Jersey
         (State or other Jurisdiction of Incorporation or Organization)


         6711                                            22-2405746
(Primary Standard Industrial                (I.R.S. Employer Identification No.)
 Classification Code Number)


                            1000 MacArthur Boulevard
                            Mahwah, New Jersey 07430
                                  201-236-2600
               (Address, including zip code, and telephone number,
                 including area code, of registrant's principal
                               executive offices)

                               Kenneth T. Neilson
                               Chairman, President
                           and Chief Executive Officer
                              Hudson United Bancorp
                            1000 MacArthur Boulevard
                            Mahwah, New Jersey 07430
                                  201-236-2600
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


                  Please send copies of all communications to:

     MICHAEL W. ZELENTY, ESQ.                      J. BAUR WHITTLESEY, ESQ.
   PITNEY, HARDIN, KIPP & SZUCH                    LEDGEWOOD LAW FIRM, P.C.
          P.O. Box 1945                          1521 Locust Street, Suite 800
Morristown, New Jersey 07962-1945              Philadelphia, Pennsylvania 19102
          (973) 966-8125                                (215) 731-9450

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: At the Effective Date of the Merger, as defined in the Agreement and Plan of Merger dated June 28, 1999 (the "Merger Agreement"), among the Registrant, Hudson United Bank, JeffBanks, Inc., Jefferson Bank and Jefferson Bank of New Jersey.

                  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

                  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / / __________

                  If this Form is a post-effective amendment filed pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / / __________


         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

JeffBanks, Inc.                                            Hudson United Bancorp

      WE ARE SOLICITING NEW PROXIES FOR YOUR VOTE ON THE JEFFBANKS - HUDSON
                   UNITED MERGER - YOUR VOTE IS VERY IMPORTANT

         On August 13, 1999, we mailed you a meeting notice and joint proxy statement-prospectus for special meetings of shareholders to vote on the merger of JeffBanks, Inc. into Hudson United Bancorp. The Hudson United meeting was scheduled for September 30, 1999. The JeffBanks meeting was scheduled for October 1, 1999. As explained below, each of the meetings was adjourned. The adjourned meetings will be reconvened as follows:

         THE JEFFBANKS MEETING
         ___ _.m., November __, 1999
         The Rittenhouse Hotel
         210 West Rittenhouse Square
         Philadelphia, Pennsylvania 19103

         THE HUDSON UNITED MEETING
         ___ _.m., November __, 1999
         The Sheraton Crossroads
         Route 17 North
         Mahwah, New Jersey 07495

         On September 15, 1999, Hudson United announced that it has entered into a merger agreement with Dime Bancorp, Inc. The transaction is structured as a "merger of equals." Dime is to be the surviving corporation with the new name "Dime United Bancorp, Inc." Each share of Hudson United common stock is to become one share of Dime United common stock and each share of Dime common stock is to be combined into 0.585 shares of Dime United common stock.

         The Hudson United - JeffBanks merger agreement calls for JeffBanks shareholders to receive 0.95 shares of Hudson United common stock for each share of JeffBanks common stock. If the Dime merger is completed, each Hudson United share, including those issued in the Hudson United - JeffBanks merger, will become one share of Dime United common stock. Thus, if both mergers are completed, you will then own 0.95 shares of Dime United for each share of JeffBanks common stock you now own.

         We adjourned our meetings so that we could prepare and send you additional information on this new development and give you an opportunity to consider it before voting on the Hudson United - JeffBanks merger. We encourage you to read the supplemented proxy statement-prospectus carefully before voting.

         Because of the importance of the information contained in the supplement, we have decided to solicit new proxies for the meeting. THUS, EVEN IF YOU PREVIOUSLY VOTED BY PROXY AND DO NOT WISH TO CHANGE YOUR VOTE, YOU MUST SEND IN A NEW PROXY CARD FOR YOUR VOTE TO BE COUNTED.

         Hudson United common stock is listed on the New York Stock Exchange under the symbol "HU." Based on October __, 1999 closing prices, 0.95 shares of Hudson United common stock had a value of $___. Dime is listed on the NYSE under the symbol "DME." It is expected that Dime United stock will also be NYSE-listed.

         Both the JeffBanks - Hudson United merger and the Hudson United - Dime merger are structured so that shareholders will not be taxed on the exchange of their stock.

         [The JeffBanks and Hudson United Boards of Directors each recommends that its shareholders vote "FOR" approval of the JeffBanks - Hudson United merger.]

         YOUR VOTE IS VERY IMPORTANT. Please take the time to complete, execute and return the new yellow (JeffBanks) or blue (Hudson United) proxy card in the envelope provided.


BETSY Z. COHEN                              KENNETH T. NEILSON
Chairman and Chief Executive Officer        Chairman and Chief Executive Officer
JeffBanks, Inc.                             Hudson United Bancorp


NEITHER THE SECURITIES AND EXCHANGE COMMISSION, NOR ANY BANK REGULATORY AGENCY, NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THE PROSPECTUS OR THIS SUPPLEMENT IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        This is a supplement dated October __, 1999 to the attached joint proxy statement-prospectus dated August 13, 1999. This supplement and the accompanying proxy cards are first being mailed to JeffBanks and Hudson
                    United shareholders on October __, 1999.

                                 JEFFBANKS, INC.
                               1845 WALNUT STREET
                        PHILADELPHIA, PENNSYLVANIA 19103

            NOTICE OF RECONVENING OF SPECIAL MEETING OF SHAREHOLDERS
                          ADJOURNED ON OCTOBER 1, 1999
                    AND BEING RECONVENED ON NOVEMBER __, 1999


To the Shareholders of JeffBanks, Inc.:

         Notice is hereby given that the special meeting of shareholders of JeffBanks, Inc., which was adjourned on October 1, 1999, will be reconvened at The Rittenhouse Hotel, 210 West Rittenhouse Square, Philadelphia, Pennsylvania 19103 at ___ _.m. on November __, 1999. The following are the purposes for the special meeting:

         (1) To consider and vote upon an Agreement and Plan of Merger dated as of June 28, 1999, among Hudson United Bancorp, Hudson United Bank, JeffBanks, Inc., Jefferson Bank and Jefferson Bank of New Jersey, pursuant to which JeffBanks, Inc. will merge into Hudson United Bancorp.

         (2) To transact other business that may properly come before the special meeting or any adjournment or postponement of the special meeting.

         The record date for the special meeting has not been changed. Only shareholders of record at the close of business on August 10, 1999 are entitled to receive notice of and to vote at the special meeting or any adjournments or postponements of the special meeting.

         [THE JEFFBANKS BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" APPROVAL OF THE MERGER.]



                                        By Order of the Board of Directors,


                                        BETSY Z. COHEN
                                        Chairman and Chief Executive Officer

                              HUDSON UNITED BANCORP
                            1000 MACARTHUR BOULEVARD
                            MAHWAH, NEW JERSEY 07430

            NOTICE OF RECONVENING OF SPECIAL MEETING OF SHAREHOLDERS
                         ADJOURNED ON SEPTEMBER 30, 1999
                    AND BEING RECONVENED ON NOVEMBER __, 1999


To the Shareholders of Hudson United Bancorp:

         Notice is hereby given that the special meeting of shareholders of Hudson United Bancorp which was adjourned on September 30, 1999 will be reconvened at The Sheraton Crossroads, Route 17 North, Mahwah, New Jersey 07495 at ___ _.m. on November __, 1999. The following are the purposes for the special meeting:

         (1) To consider and vote upon an Agreement and Plan of Merger dated as of June 28, 1999, among Hudson United Bancorp, Hudson United Bank, JeffBanks, Inc., Jefferson Bank and Jefferson Bank of New Jersey, pursuant to which JeffBanks, Inc. will merge into Hudson United Bancorp.

         (2) To transact other business that may properly come before the special meeting or any adjournment or postponement of the special meeting.

         The record date for the special meeting has not been changed. Only shareholders of record at 3:00 p.m. on August 13, 1999 are entitled to receive notice of and to vote at the special meeting or any adjournments or postponements of the special meeting.

         THE HUDSON UNITED BANCORP BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" APPROVAL OF THE MERGER.



                                            By Order of the Board of Directors,


                                            KENNETH T. NEILSON
                                            Chairman and Chief Executive Officer

         THIS DOCUMENT IS A SUPPLEMENT TO THE PROXY STATEMENT-PROSPECTUS THAT WAS MAILED TO YOU ON AUGUST 13, 1999. IT SHOULD BE READ IN CONJUNCTION WITH THE PROXY STATEMENT-PROSPECTUS, WHICH IS ATTACHED. INFORMATION IN THIS SUPPLEMENT THAT DIFFERS FROM OR ADDS TO WHAT WAS IN THE AUGUST 13, 1999 PROXY STATEMENT-PROSPECTUS SHOULD BE CONSIDERED AN AMENDMENT TO THE ORIGINAL DOCUMENT.


                              QUESTIONS AND ANSWERS

Q:       Why did you adjourn the JeffBanks and Hudson United special meetings?

A: On September 15, 1999 Hudson United announced an agreement to merge with Dime Bancorp, Inc. We adjourned the meetings so that we could prepare and send you the information contained in this supplement, and give you an opportunity to consider the additional information, as well as information which is incorporated by reference into this supplement and the proxy statement-prospectus, before you vote on the JeffBanks - Hudson United merger.

Q: How is the Hudson United - Dime merger structured, and how will the combined entity be managed?

A: The transaction is structured as a "merger of equals." Hudson United will merge into Dime, with Dime as the surviving corporation. The new name of the merged entity will be Dime United Bancorp, Inc. The Board of Directors of Dime United initially is to be composed of 13 former Dime directors and 12 former Hudson directors. Lawrence J. Toal, currently the Chairman and CEO of Dime, is to serve in the same capacity for Dime United until his retirement on December 31, 2002. Kenneth T. Neilson, currently the Chairman and CEO of Hudson United, is to serve as President and COO of Dime United until December 31, 2002, and then he is to become Dime United's Chairman and CEO.

Q:       What is the exchange ratio in the proposed Hudson United - Dime merger?

A: Upon completion of the merger, each share of Hudson United common stock will automatically become one share of common stock in Dime United. Each share of Dime common stock will be combined into 0.585 shares of Dime United common stock in the merger. The Dime United common stock is expected to be listed on the NYSE.

         On September 14, 1999, the day before announcement of the Hudson United
         - Dime agreement, the closing price of Hudson United common stock on the NYSE was $30-1/8 and the closing price of Dime common stock on the NYSE was $17-3/4. On October __, 1999, the closing price of Hudson United common stock was $_____ and the closing price of Dime common stock was $_____.

Q: Will the Hudson United - Dime merger be tax-free to Hudson United shareholders?

A: Yes. The merger is structured so that Hudson United shareholders will not generally recognize federal income tax gain or loss upon receiving Dime United common stock in the merger.

Q:       Can you provide some basic information about Dime Bancorp?

A: Dime Bancorp, Inc. is a savings and loan holding company incorporated in Delaware, and headquartered in New York City. Dime is the holding company for The Dime Savings Bank of New York, FSB, a federally-chartered savings bank. The principal subsidiary of Dime Savings Bank is North American Mortgage Company, a mortgage banking company that was acquired by Dime in October 1997. At June 30, 1999, Dime operated 100 banking branches located throughout the greater New York City metropolitan area. Directly and through North American Mortgage Company, Dime also provides consumer financial services and mortgage banking services throughout the United States. At June 30, 1999, Dime had assets of $21.4 billion, deposits of $13.4 billion and stockholders' equity of $1.5 billion. Dime is currently in the process of acquiring 28 branches of Key Bank, N.A. on Long Island, New York. Additional information about Dime can be obtained from its filings with the SEC, which can be accessed on the SEC's Internet site at http://www.sec.gov.

Q: Dime Savings Bank is a "thrift" and Hudson United Bank is a commercial bank - what form will the primary Dime United subsidiary take after the merger?

A: It is expected that the primary depository institution subsidiary of Dime United after the merger will be a New Jersey chartered commercial bank to be named "DimeBank."

Q:       What do I do now?

A: We urge you to read this supplement and the attached original proxy statement-prospectus before deciding how to vote on the Hudson United-JeffBanks merger. Then, vote your shares in the manner indicated below. Because of the importance of the information contained in this supplement, we have decided to solicit new proxies for the meeting. NONE OF THE WHITE PROXY CARDS WHICH YOU OR YOUR FELLOW SHAREHOLDERS SENT IN RESPONSE TO THE ORIGINAL PROXY SOLICITATION WILL BE COUNTED AT THE MEETING. EVEN IF YOU PREVIOUSLY VOTED BY PROXY AND DO NOT WISH TO CHANGE YOUR VOTE, YOU MUST SEND IN A YELLOW (JEFFBANKS) OR BLUE (HUDSON UNITED) PROXY CARD (OR VOTE IN PERSON AT THE MEETING) FOR YOUR VOTE TO BE COUNTED.

Q:       How do I vote by proxy?

A: Just indicate on the enclosed proxy card how you want to vote with respect to the Hudson United-JeffBanks merger. Sign the card and mail it in the enclosed prepaid return envelope as soon as possible so that your shares may be represented and voted at the meeting.

Q:       Can I change my vote after I have mailed my signed proxy card?

A: Yes. There are three ways in which you may revoke your proxy and change your vote. First, you may send a written notice of revocation to the corporate secretary. (Information on how to contact the corporate secretaries of JeffBanks and Hudson United is contained on page 4.) Second, you may complete and submit a new proxy with a later date. Third, you may attend the JeffBanks or Hudson United meeting and request a return of your proxy or vote in person. Simply showing up at the meeting without voting will not revoke your proxy.

Q:       Should JeffBanks shareholders send in their stock certificates now?

A: No. After the Hudson United - JeffBanks merger is completed, Hudson United's exchange agent will send JeffBanks shareholders written instructions for exchanging their stock certificates for certificates representing Hudson United common stock.

Q: When do you expect the Hudson United - JeffBanks merger to be completed?

A: We currently expect the Hudson United - JeffBanks merger to be completed during the fourth quarter of 1999. If all other closing conditions are met, the closing may occur right after the Hudson United shareholders and the JeffBanks shareholders approve the merger at their reconvened meetings. However, the exact time when the merger will be completed is dependent upon receipt of shareholder approval and bank regulatory approval, and satisfaction of a number of other conditions, some of which are not under JeffBanks' or Hudson United's control.

Q: What conditions must be met in order for the Hudson United - Dime merger to close?

A: Completion of the Hudson United - Dime merger is contingent on the satisfaction of a number of conditions, including:

         - Approval of the merger agreement by both Hudson United and Dime shareholders,

         -        Receipt of bank regulatory approvals,

         - Receipt of opinions from Dime's and Hudson United's counsels regarding the tax-free nature of the merger, and

         - Receipt of a letter from Dime's and Hudson United's independent public accountants regarding qualification of the merger for pooling-of-interests accounting.

Q:       When do you expect the Hudson United-Dime merger to be completed?

A: We currently expect the Hudson United - Dime merger to be completed during the first quarter of 2000. However, we cannot assure you that the Hudson United - Dime merger will be completed or, if it is completed, when that will occur.

Q: Will JeffBanks shareholders get to vote on the Hudson United - Dime merger?

A: The Hudson United Board of Directors has not yet called a shareholders meeting to vote on the Hudson United-Dime merger, and thus no record date has been set. On the date this supplement is being mailed, Hudson United expects that the JeffBanks - Hudson United merger will be completed before the record date for the meeting to vote on the Dime merger. If that timetable is met, former JeffBanks shareholders will become Hudson United shareholders and will have the same opportunity as the other Hudson United shareholders to consider and vote on the Dime merger. We cannot assure you that this will occur. If the Hudson United
         - JeffBanks merger does not close before the Hudson United record date for voting on the Dime merger, you will not have an opportunity to vote on the Dime merger. In that event, which we consider unlikely, the JeffBanks Board of Directors will determine whether to further supplement the proxy statement-prospectus and resolicit JeffBanks shareholder approval of the Hudson United - JeffBanks merger.

Q: Where can I obtain a copy of the Hudson United - Dime merger agreement and other information about the Hudson United - Dime merger?

A: The Hudson United - Dime merger agreement is an exhibit to Hudson United's Current Report on Form 8-K filed with the SEC on
         September 24, 1999. The press release issued by Hudson United and
         Dime announcing the merger agreement and certain information used to explain the merger to stock analysts on the day of announcement and other relevant information are exhibits to Hudson United's Current Report on Form 8-K filed with the SEC on September 16, 1999. Certain additional information explaining the merger are exhibits to Hudson United's Current Report on Form 8-K filed with the SEC on
         September 20, 1999. Each of these filings are incorporated by reference into the proxy statement-prospectus. These and other SEC filings can be accessed on the SEC's Internet site at http://www.sec.gov. In addition, you may obtain copies of JeffBanks or Hudson United SEC filings free of charge by writing or calling:

         FOR JEFFBANKS DOCUMENTS:
         William H. Lamb, Corporate Secretary
         JeffBanks, Inc.
         1845 Walnut Street
         Philadelphia, Pennsylvania 19103
         (215) 861-7000

         FOR HUDSON UNITED DOCUMENTS:
         D. Lynn Van Borkulo-Nuzzo, Corporate Secretary,
         Hudson United Bancorp
         1000 MacArthur Boulevard
         Mahwah, New Jersey 07430
         (201) 236-2641

         We will respond to your request within one business day by sending the requested documents by first class mail or other equally prompt means. In order to ensure timely delivery of the documents in advance of the reconvened meetings, any request should be made by November __, 1999.

Q: Whom should I call with questions or to obtain additional copies of this document?

A: You should contact either William H. Lamb or D. Lynn Van Borkulo-Nuzzo, at the addresses and telephone numbers listed in the preceding answer.

                                TABLE OF CONTENTS


Questions and Answers......................................................   1
How to Get Copies of Related Documents.....................................   5
Information Incorporated by Reference......................................   6
Information About the Proposed Hudson United - Dime Merger.................   7
Information About Dime Bancorp, Inc........................................   8
Effect of the Hudson United - Dime Merger on JeffBanks Shareholders........   9
Management and Operations After the Merger.................................   9
Recommendation of the JeffBanks Board of Directors.........................  10
Recommendation of the Hudson United Board of Directors.....................  10
Updated Summary Financial Data Of Hudson United............................  10
Updated Summary Financial Data Of JeffBanks................................  12
Recent Developments Concerning Hudson United ..............................  14
Recent Developments Concerning JeffBanks ..................................  14
Status of Regulatory Approvals on the JeffBanks-Hudson United Merger ......  14
Updated and Additional Comparative Share Information and Market Prices.....  15
Summary Pro Forma Financial Information....................................  16
Pro Forma Financial Information............................................  17
Information About the Reconvened JeffBanks Meeting.........................  25
Information About the Reconvened Hudson United Meeting.....................  26
Other Matters..............................................................  27
Experts  ..................................................................  27

                     HOW TO GET COPIES OF RELATED DOCUMENTS

         THE PROXY STATEMENT-PROSPECTUS AND THIS SUPPLEMENT INCORPORATE IMPORTANT BUSINESS AND FINANCIAL INFORMATION THAT IS NOT INCLUDED IN OR DELIVERED WITH THE PROXY STATEMENT-PROSPECTUS OR THIS SUPPLEMENT. JEFFBANKS OR HUDSON UNITED SHAREHOLDERS MAY RECEIVE THE INFORMATION FREE OF CHARGE BY WRITING OR CALLING THE PERSONS LISTED BELOW. FOR HUDSON UNITED DOCUMENTS, MAKE YOUR REQUEST TO D. LYNN VAN BORKULO-NUZZO, CORPORATE SECRETARY, HUDSON UNITED BANCORP, 1000 MACARTHUR BOULEVARD, MAHWAH, NJ 07430; TELEPHONE NUMBER (201) 236-2641. FOR JEFFBANKS DOCUMENTS, MAKE YOUR REQUEST TO WILLIAM H. LAMB, CORPORATE SECRETARY, JEFFBANKS, INC., 1845 WALNUT STREET, PHILADELPHIA, PA 19103; TELEPHONE (215) 861-7000. WE WILL RESPOND TO YOUR REQUEST WITHIN ONE BUSINESS DAY BY SENDING THE REQUESTED DOCUMENTS BY FIRST CLASS MAIL OR OTHER EQUALLY PROMPT MEANS. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS IN ADVANCE OF THE RECONVENED MEETINGS, ANY REQUEST SHOULD BE MADE BY NOVEMBER __, 1999.

                      INFORMATION INCORPORATED BY REFERENCE

         Hudson United changed its name from HUBCO, Inc. on April 22, 1999 and documents filed before that date may be located on the SEC Edgar database under that name.

         The following documents filed by Hudson United (Commission File No. 1-08660) with the SEC are hereby incorporated in the proxy statement-prospectus and in this supplement:

         - Annual Report on Form 10-K for the year ended December 31, 1998, as amended by Form 10-K/A filed on September 28, 1999.

         - Quarterly Reports on Form 10-Q for the quarters ended March 31, and June 30, 1999, as amended by Form 10-Q/A filed on September 10, 1999. (The Form 10-Q/A clarifies that the authorized capital stock of Hudson United consists of 100 million shares of common stock and 25 million shares of preferred stock.)

         - Current Reports on Form 8-K filed with the SEC on January 28, March 29, April 19, April 22, May 25, June 29 (as amended on June 30), July 26, September 16, September 20, September 24, September 24 (second filing), and October 5, 1999. One of Hudson United's two Current Reports on Form 8-K filed on September 24, 1999 includes as an exhibit the merger agreement between Hudson United and Dime. Hudson United's Current Report on Form 8-K filed on October 5, 1999 includes as an exhibit Dime's audited financial statements for the year ended December 31, 1998.

         - The description of Hudson United common stock set forth in Hudson United's Registration Statement on Form 8-A12B filed by Hudson United on April 22, 1999, pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating such description.

         The following documents filed by JeffBanks (Commission File No. 001-14318) with the SEC are hereby incorporated in the proxy statement-prospectus and in this supplement:

         -        Annual Report on Form 10-K for the year ended December 31,
                  1998.

         - Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 1999.

         -        Current Report on Form 8-K filed with the SEC on July 29,
                  1999.

         - The description of JeffBanks common stock set forth in JeffBanks' Registration Statement on Form 8-A filed by JeffBanks pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating such description.

         All documents filed by Hudson United or JeffBanks pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this supplement but before the earlier of

         -        the date of the JeffBanks meeting,

         -        the date of the Hudson United meeting, or

         - the termination of the Hudson United - JeffBanks merger agreement, are hereby incorporated by reference into the proxy statement-prospectus and this supplement and shall be deemed a part of the proxy statement-prospectus and this supplement from the date they are filed.

         Any statement contained in a document incorporated by reference in the proxy statement-prospectus and this supplement shall be considered modified or superseded to the extent that a statement contained in the proxy statement-prospectus, in this supplement, or in any subsequently filed document incorporated by reference in the proxy statement-prospectus, modifies or supersedes the statement. Any statement so modified or superseded shall not be considered, except as so modified or superseded, to constitute a part of the proxy statement-prospectus and this supplement.

         The public may read and copy any documents Hudson United or JeffBanks file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information about Hudson United and JeffBanks at http://www.sec.gov.

           INFORMATION ABOUT THE PROPOSED HUDSON UNITED - DIME MERGER

         MORE COMPLETE INFOMATION IS AVAILABLE ELSEWHERE. The following information is derived primarily from the merger agreement between Hudson United Bancorp and Dime Bancorp, Inc., dated September 15, 1999. Hudson United has filed Current Reports on Form 8-K containing as exhibits the merger agreement, the press release issued by Hudson United and Dime announcing the merger agreement and certain information used to explain the merger to stock analysts. These and other SEC filings can be accessed on the SEC's Internet site at http://www.sec.gov. In addition, you may obtain copies of the SEC filings incorporated by reference in the proxy statement-prospectus free of charge by writing or calling the Corporate Secretaries of Hudson United or JeffBanks, at the addresses and phone numbers shown for them on page 4.

         HUDSON UNITED HAS ENTERED INTO AGREEMENTS WITH DIME. On September 15, 1999 Hudson United announced an agreement to merge with Dime Bancorp, Inc. Hudson United and Dime also entered into customary stock option agreements by which each provided the other with the right to purchase up to 19.9% of its common stock under certain specified circumstances. These stock option agreements are designed to deter third parties from attempting to acquire either Hudson United or Dime.

         THE SURVIVING CORPORATION WILL BE CALLED DIME UNITED BANCORP, INC. The transaction is structured so that Hudson United will merge into Dime, with Dime as the surviving corporation. The name of the merged entity will be Dime United Bancorp, Inc. In this supplement, we refer to the surviving corporation as "Dime United." While Hudson United is a New Jersey corporation, Dime United will be a Delaware corporation. The certificate of incorporation of Dime United will differ from Hudson United's certificate of incorporation in certain respects. Hudson United is a commercial bank holding company, while Dime is a unitary savings and loan holding company. Dime United will be a commercial bank holding company.

         MANAGEMENT OF THE COMBINED COMPANY WILL COME FROM BOTH DIME AND HUDSON UNITED. The transaction is structured as a "merger of equals." The Hudson United-Dime merger agreement provides that the Board of Directors of Dime United will initially be composed of 13 former Dime directors and 12 former Hudson United directors. Under the terms of the merger agreement, Lawrence J. Toal, currently the Chairman and CEO of Dime, is to serve in the same capacity for Dime United until his retirement on December 31, 2002. The merger agreement provides that Kenneth T. Neilson, currently the Chairman and CEO of Hudson United, is to serve as President and COO of Dime United until December 31, 2002, and then he is to become Dime United's Chairman and CEO.

        EACH SHARE OF HUDSON UNITED IS TO BECOME ONE SHARE OF DIME UNITED.
Upon completion of the merger, each share of Hudson United common stock will automatically become one share of common stock in Dime United. Each share of Dime common stock will be combined into 0.585 shares of Dime United common stock in the merger. On September 14, 1999, the day before announcement of the Hudson United - Dime merger agreement, the closing price of Hudson United common stock on the NYSE was $30-1/8 and the closing price of Dime common stock on the NYSE was $17-3/4. On October __, 1999, the closing price of Hudson United common stock was $_____ and the closing price of Dime common stock was $_____.

         HUDSON UNITED COMMON STOCK AND DIME COMMON STOCK ARE NYSE-LISTED. Hudson United common stock and Dime common stock are traded on the New York Stock Exchange under the symbols "HU" and "DME", respectively. The Dime United common stock is also expected to be listed on the NYSE.

         THE MERGER IS INTENDED TO BE TAX-FREE FOR SHAREHOLDERS. The merger is structured so that Hudson United shareholders will not generally recognize federal income tax gain or loss upon receiving Dime United common stock in the merger.

         DIME UNITED WILL OPERATE ITS PRIMARY SUBSIDIARY AS A COMMERCIAL BANK. Dime Savings Bank is a "thrift" and Hudson United Bank is a New Jersey-chartered commercial bank. It is expected that the primary depository institution subsidiary of Dime United after the merger will be a New Jersey-chartered commercial bank named "DimeBank."

         COMPLETION OF THE MERGER IS SUBJECT NUMEROUS CONDITIONS. Completion of the Hudson United - Dime merger is contingent on the satisfaction of a number of conditions, including:

         - Approval of the merger agreement by both Hudson United and Dime shareholders,

         -        Receipt of bank regulatory approvals,

         - Receipt of an opinion from Dime's and Hudson United's counsels regarding the tax-free nature of the merger, and

         - Receipt of a letter from Dime's and Hudson United's independent public accountants regarding qualification of the merger for pooling-of-interests accounting.

         THE MERGER IS EXPECTED TO CLOSE DURING THE FIRST QUARTER OF 2000. Assuming that shareholder approval is received and other closing conditions are satisfied, Hudson United anticipates that its merger with Dime will be completed during the first quarter of 2000. However, the exact time when that merger will be completed is dependent upon receipt of approval from the shareholders of both Hudson United and Dime, receipt of bank regulatory approval, and satisfaction of a number of other conditions, many of which are outside Hudson United's control. We cannot assure you that all of the conditions will be satisfied in a timely fashion or at all.

                      INFORMATION ABOUT DIME BANCORP, INC.

         Dime Bancorp, Inc. is a savings and loan holding company incorporated in Delaware, and headquartered in New York City. Dime is the holding company for The Dime Savings Bank of New York, FSB, a federally-chartered savings bank. The principal subsidiary of Dime Savings Bank is North American Mortgage Company, a mortgage banking company that was acquired by Dime in October 1997. At June 30, 1999, Dime operated 100 banking branches located throughout the greater New York City metropolitan area. Directly and through North American Mortgage Company, Dime also provides consumer financial services and mortgage banking services throughout the United States. At June 30,

1999, Dime had assets of $21.4 billion, deposits of $13.4 billion and stockholders' equity of $1.5 billion. Dime is currently in the process of acquiring 28 branches of Key Bank, N.A. on Long Island, New York. Additional information about Dime can be obtained from its filings with the SEC.

                    EFFECT OF THE HUDSON UNITED - DIME MERGER
                            ON JEFFBANKS SHAREHOLDERS

         The Hudson United - JeffBanks merger agreement calls for JeffBanks shareholders to receive 0.95 shares of Hudson United common stock for each share of JeffBanks common stock. The Hudson United - Dime merger agreement provides that each share of Hudson United common stock will be converted into one share of Dime United common stock. Therefore if the Hudson United - JeffBanks merger is completed, and the Hudson United - Dime merger is also completed, each share of JeffBanks common stock will ultimately become 0.95 shares of Dime United common stock. These shares would represent an equity interest in a corporation which includes the combined operations of Hudson United and Dime. On a pro forma basis, assuming completion of Hudson United's pending acquisitions of JeffBanks and Southern Jersey Bancorp of Delaware, Inc., the combined entity would have assets in excess of $30 billion, banking operations in four states (New York, New Jersey, Pennsylvania and Connecticut), and nationwide consumer financial services and mortgage banking activities. See the Pro Forma Financial Information beginning on page 17.

         WHEN YOU VOTE ON THE JEFFBANKS-HUDSON UNITED MERGER, YOU ARE NOT VOTING ON THE HUDSON UNITED - DIME MERGER. WE CANNOT ASSURE YOU THAT THE HUDSON UNITED - DIME MERGER WILL BE COMPLETED OR, IF IT IS COMPLETED, WHEN THAT WILL OCCUR.

                   MANAGEMENT AND OPERATIONS AFTER THE MERGER

         The disclosure in the proxy statement-prospectus on page 51 under the caption "Management and Operations After the Merger" is amended as follows, to address the effects of the proposed Hudson United - Dime merger.

         As a result of the JeffBanks - Hudson United merger, JeffBanks will be merged with Hudson United, with Hudson United as the surviving entity. Immediately following that merger, Jefferson Bank and Jefferson Bank of New Jersey will both be merged with and into Hudson United Bank, with Hudson United Bank as the surviving entity. Hudson United Bank will continue to operate as a wholly-owned subsidiary of Hudson United.

         Hudson United agreed in the Hudson United - JeffBanks merger agreement that, for a period of at least three years after the JeffBanks - Hudson United merger, Hudson United Bank will operate a separate division to be known as the Jefferson Bank Division of the bank. Hudson United and Dime have agreed to continue operating the separate division if the Hudson United - Dime merger is completed. Hudson United will cause the appointment of Betsy Z. Cohen as Chairperson and Chief Executive Officer of the new division, and Robert B. Goldstein as President and Chief Operating Officer of the new division. Mrs. Cohen is currently Chairperson and Chief Executive Officer of JeffBanks, and Mr. Goldstein is currently President and Chief Operating Officer of JeffBanks and of Jefferson Bank. All current JeffBanks directors will be invited to serve as advisory directors for the new division. The new division will be responsible for the former business banking operations of JeffBanks' subsidiary banks and the southern New Jersey branches of Hudson United Bank. The division will also be responsible for the residential mortgage lending and consumer lending operations of Hudson United Bank. If the Hudson United - Dime merger is completed, responsibility for the residential mortgage lending and consumer lending operations of Dime Bank is expected to be shifted elsewhere, although no decision has yet been made.

         Hudson United has agreed to appoint Mrs. Cohen and William H. Lamb as directors of Hudson United when the JeffBanks - Hudson United merger occurs. Mr. Lamb is currently a JeffBanks director. At Hudson United's next annual shareholders' meeting, Mrs. Cohen will be nominated to serve for a three-year term. If the Hudson United - Dime merger occurs on the timetable currently contemplated, Hudson United will have no further annual shareholders' meetings. Hudson United has also agreed to appoint three persons designated by JeffBanks and reasonably acceptable to Hudson United as directors of Hudson United Bank when the JeffBanks - Hudson United merger occurs.

         If the Hudson United - Dime merger is completed, Hudson United will have the right to designate 12 of the 25 directors of Dime United. (Dime Bank will have the same directors as Dime United.) We anticipate that the JeffBanks - Hudson United merger will close before the Hudson United - Dime merger, and that the Hudson United Board of Directors will select its 12 director-designees from among those persons (including Mrs. Cohen and Mr. Lamb) who will be directors of Hudson United when the selection is made.

               RECOMMENDATIONS OF THE JEFFBANKS BOARD OF DIRECTORS

         [The JeffBanks Board of Directors has considered the impact of the Hudson United - Dime merger agreement, has confirmed its approval of the Hudson United - JeffBanks merger agreement, and has determined that the Hudson United - JeffBanks merger remains fair to, and in the best interests of, JeffBanks and its shareholders. ACCORDINGLY, THE BOARD OF DIRECTORS OF JEFFBANKS UNANIMOUSLY RECOMMENDS THAT JEFFBANKS SHAREHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE HUDSON UNITED - JEFFBANKS MERGER AGREEMENT AND MERGER.]

             RECOMMENDATIONS OF THE HUDSON UNITED BOARD OF DIRECTORS

         THE BOARD OF DIRECTORS OF HUDSON UNITED CONTINUES TO UNANIMOUSLY RECOMMEND THAT HUDSON UNITED SHAREHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE HUDSON UNITED - JEFFBANKS MERGER AGREEMENT AND MERGER.

                 UPDATED SUMMARY FINANCIAL DATA OF HUDSON UNITED

         The following is a summary of certain historical consolidated financial data for Hudson United as of and for the six months ended June 30, 1999 and 1998. This financial data should be read in conjunction with the financial data for Hudson United for the years 1994 through 1998, and as of the end of those years, set forth on pages 9-11 of the joint proxy statement-prospectus. The data presented as of and for the six months ended June 30, 1999 and 1998 comes from Hudson United's unaudited consolidated financial statements. Hudson United's unaudited consolidated financial statements as of and for the six months ended June 30, 1999 and 1998 are incorporated by reference in this document. See pages 6 - 7.

         In the opinion of Hudson United's management, the unaudited data shown below reflects all adjustments necessary for a fair presentation of that data. All such adjustments were normal, recurring adjustments. Results for the six months ended June 30, 1999 do not necessarily indicate the results that you should expect for any other interim period or for the year as a whole.

                                                     At or for the Six Months ended June 30,
                                                     --------------------------------------
                                                        1999                        1998
                                                     ----------                  ----------
EARNINGS SUMMARY:                               (DOLLARS IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
Interest income                                      $  232,369                  $  233,377
Interest expense                                        102,069                     106,974
                                                     ----------                  ----------
Net interest income                                     130,300                     126,403
Provision for possible loan losses                        5,000                       9,099
                                                     ----------                  ----------

Net interest income after provision for
      possible loan losses                              125,300                     117,304
Other income                                             34,520                      28,961
Other expenses                                           82,807                     114,004
                                                     ----------                  ----------
Income before income taxes                               77,013                      32,261
Income tax provision                                     26,950                      12,777
                                                     ----------                  ----------
Net income                                           $   50,063                  $   19,484
                                                     ==========                  ==========

SHARE DATA:
Weighted average common shares
      Outstanding (in thousands):
      Basic                                              39,829                      40,912
      Diluted                                            40,380                      42,234
Basic earnings per share                             $     1.26                  $     0.48
Diluted earnings per share                                 1.24                        0.46
Cash dividends per common share                            0.50                        0.39
Book value per common share                               10.70                       11.77

BALANCE SHEET SUMMARY:
Securities held to maturity                          $  629,133                  $  919,356
Securities available for sale                         2,580,667                   1,943,323
Loans                                                 3,537,792                   3,523,517
Total assets                                          7,226,088                   7,016,924
Deposits                                              4,997,836                   5,439,595
Stockholders' equity                                    422,989                     478,879

PERFORMANCE RATIOS:
Return on average assets                                   1.49%                       0.60%
Return on average equity                                  23.19                        7.74
Dividend payout                                           39.68                       81.25
Average equity to average assets                           6.41                        7.78
Net interest margin                                        4.15                        4.19

ASSET QUALITY RATIOS:
Allowance for possible loan losses to total
      loans                                                1.57%                       1.88%
Allowance for possible loan losses to
      non-performing loans                                  289                         110
Non-performing loans to total loans                        0.54                        1.72
Non-performing assets to total loans, plus
      other real estate                                    0.59                        1.99
Net charge-offs to average loans                           0.24                        0.59

                   UPDATED SUMMARY FINANCIAL DATA OF JEFFBANKS

         The following is a summary of certain selected historical consolidated financial data for JeffBanks as of and for the six months ended June 30, 1999 and 1998. This financial data should be read in conjunction with the financial data for JeffBanks for the years 1994 through 1998, and as of the end of those years, set forth on pages 12-14 of the joint proxy statement-prospectus. The data presented as of and for the six months ended June 30, 1999 and 1998 comes from JeffBanks' unaudited consolidated financial statements. JeffBanks' unaudited consolidated financial statements as of and for the six months ended June 30, 1999 and 1998 are incorporated by reference in this document. See pages 6 - 7.

         In the opinion of JeffBanks' management, the unaudited data shown below reflects all adjustments necessary for a fair presentation of that data. All such adjustments were normal, recurring adjustments. Results for the six months ended June 30, 1999 do not necessarily indicate the results that you should expect for any other interim period or for the year as a whole.

                                                                      At or for the Six Months ended June 30,
                                                                     -----------------------------------------
                                                                       1999                              1998
                                                                     ----------                     ----------
EARNINGS SUMMARY:                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Interest income                                                      $   62,455                     $   59,690
Interest expense                                                         31,087                         30,553
                                                                     ----------                     ----------
Net interest income                                                      31,368                         29,137
Provision for credit losses                                               2,985                          3,513
                                                                     ----------                     ----------

Net interest income after provision for credit
      losses                                                             28,383                         25,624
Other income                                                              8,084                          7,374
Other expense                                                            26,184                         27,567
                                                                     ----------                     ----------
Income before income taxes                                               10,283                          5,431
Income taxes                                                              2,152                          1,798
                                                                     ----------                     ----------
Net income                                                           $    8,131                     $    3,633
                                                                     ==========                     ==========

SHARE DATA:
Weighted average common shares
      Outstanding (in thousands):
      Basic                                                              10,517                         10,232
      Diluted                                                            11,010                         11,095
Basic earnings per share                                             $     0.77                     $     0.36
Diluted earnings per share                                                 0.74                           0.33
Cash dividends per common share                                            0.31                           0.18
Book value                                                                12.47                          12.11

BALANCE SHEET SUMMARY:
Securities held to maturity                                          $      675                     $      680
Securities available for sale                                           313,281                        338,521
Loans                                                                 1,358,900                      1,140,702
Total assets                                                          1,857,384                      1,696,577
Deposits                                                              1,384,423                      1,289,992
Stockholders' equity                                                    131,922                        124,397

PERFORMANCE RATIOS:
Return on average assets                                                   0.95%                          0.47%
Return on average equity                                                  12.30                           5.88
Dividend payout ratio                                                     38.16                          52.22
Average equity to average assets                                           7.76                           7.94
Net interest margin                                                        4.24                           4.13

ASSET QUALITY RATIOS:
Allowance for possible loan losses to total loans                          0.90%                          1.23%
Allowance for possible loan losses to
      non-performing loans                                                  117                            125
Non-performing loans to total loans                                        0.77                           0.99
Non-performing assets to total loans, plus other
      real estate                                                          0.94                           1.16
Net charge-offs to average loans                                           0.50                           0.69

                  RECENT DEVELOPMENTS CONCERNING HUDSON UNITED

         Acquisition of Lyon Credit Corporation.

         On September 10, 1999, Hudson United Bank entered into an agreement to purchase substantially all the assets of Lyon Credit Corporation. The transaction is expected to close during the fourth quarter of 1999, and will add approximately $350 million of project finance, equipment, and asset based loans to Hudson United Bank's assets, along with loan production offices in Stamford, CT, Atlanta, Dallas, Irvine, CA, Chicago, Houston, San Francisco, and Portland, OR.

         Other Recent Developments

[A SUMMARY OF HUDSON UNITED THIRD QUARTER RESULTS WILL BE ADDED IF SUCH RESULTS ARE PUBLICLY RELEASED PRIOR TO PRINTING]


                    RECENT DEVELOPMENTS CONCERNING JEFFBANKS

[A SUMMARY OF JEFFBANKS THIRD QUARTER RESULTS WILL BE ADDED IF SUCH RESULTS ARE PUBLICLY RELEASED PRIOR TO PRINTING]




     STATUS OF REGULATORY APPROVALS ON THE JEFFBANKS-HUDSON UNITED MERGER

        Hudson United has applied to all necessary bank regulatory authorities for approval of the Hudson United-JeffBanks merger. The Pennsylvania Department of Banking has approved the Hudson United-JeffBanks merger, as well as the merger of one of Jeffbanks' subsidiary banks, Jefferson Bank, into Hudson United's subsidiary bank, Hudson United Bank. In addition, the Federal Reserve Board has agreed to waive its approval requirement with respect to the merger based upon the need for approval by the Federal Deposit Insurance Corporation. As of the date of this document, we have not yet received the required approvals of the FDIC and the New Jersey Department of Banking and Insurance. While we do not know of any reason why we would not be able to obtain the necessary approvals in a timely manner, we cannot be certain when or if we will receive them. As of the date of this supplement, neither Hudson United nor Dime has applied for any regulatory approvals for the Hudson United-Dime merger.

              UPDATED AND ADDITIONAL COMPARATIVE SHARE INFORMATION
                                AND MARKET PRICES

         The first table below presents, for the periods indicated, the high and low closing prices per share of Hudson United common stock, JeffBanks common stock and Dime common stock. The closing prices of Hudson United common stock have been restated to give retroactive effect to stock dividends and stock splits. The second table presents information concerning the last closing price of Hudson United common stock, JeffBanks common stock and Dime common stock on June 28, 1999, the last business day before the JeffBanks - Hudson United merger was announced, on September 14, the last day before the Hudson United - Dime merger agreement was announced, and on October __, 1999, a date shortly before the date of this supplement. The second table also presents the equivalent value of Hudson United common stock per JeffBanks share which is computed by multiplying the last closing price of Hudson United common stock on the dates indicated by the 0.95 exchange ratio in the JeffBanks - Hudson United merger agreement. Hudson United common stock is listed on the New York Stock Exchange under the symbol "HU", JeffBanks common stock is traded on the NASDAQ National Market under the symbol "JEFF", and Dime common stock is traded on the New York Stock Exchange under the symbol "DME." We urge you to obtain current market quotations for Hudson United common stock, JeffBanks common stock and Dime common stock.

                              CLOSING SALE PRICE PER      CLOSING SALE PRICE PER      CLOSING SALE PRICE PER
                                  SHARE OF HUDSON           SHARE OF JEFFBANKS             SHARE OF DIME
                                UNITED COMMON STOCK            COMMON STOCK                COMMON STOCK
                              ----------------------      ----------------------      ----------------------
                                HIGH          LOW           HIGH          LOW           HIGH          LOW
                              ---------    ---------      ---------    ---------      ---------    ---------
1997:
First Quarter                 $   25.03    $   21.44      $   16.86    $   15.14      $17.88       $14.63
Second Quarter                    27.57        20.86          17.10        16.05       19.00        14.88
Third Quarter                     31.11        26.16          23.03        16.95       21.75        17.00
Fourth Quarter                    37.99        30.05          28.80        20.40       30.25        21.06

1998:
First Quarter                 $   37.86    $   32.28      $   32.33    $   25.80       31.06        24.00
Second Quarter                    37.62        31.25          34.65        29.25       32.06        28.06
Third Quarter                     35.00        25.38          32.25        18.75       32.69        19.00
Fourth Quarter                    30.13        21.63          25.00        18.75       27.81        18.19

1999:
First Quarter                 $   34.25    $   29.75      $   22.25    $   19.63       27.06        23.19
Second Quarter                    36.00        30.63          28.94        20.00       24.44        20.06
Third Quarter                     33.75        28.31          30.75        26.13       21.56        16.56
Fourth Quarter (through
October __, 1999)

                                                                            EQUIVALENT VALUE
                                CLOSING SALE                                   OF HUDSON
                              PRICE PER SHARE         CLOSING SALE           UNITED COMMON           CLOSING SALE
                                 OF HUDSON           PRICE PER SHARE        STOCK PER SHARE         PRICE PER SHARE
                                  UNITED              OF JEFFBANKS            OF JEFFBANKS              OF DIME
                               COMMON STOCK           COMMON STOCK           COMMON STOCK            COMMON STOCK
                              ---------------        ---------------        ---------------         ----------------
DATE

June 28, 1999                   $  34.94                $  28.00               $ 33.19                  $  20.50
September 14, 1999              $  30.13                $  28.00               $ 28.62                  $  17.75
October __, 1999

                     SUMMARY PRO FORMA FINANCIAL INFORMATION

         We present on this page certain pro forma unaudited combined condensed financial information derived from the unaudited Pro Forma Financial Information for the periods and at the dates indicated. The pro forma combined information gives effect to the proposed mergers of Southern Jersey, JeffBanks and Dime, each accounted for as a pooling-of-interests, as if the mergers had been consummated for statement of income purposes on the first day of the applicable periods and for balance sheet purposes on June 30, 1999. Information relative to each individual merger is presented in the Pro Forma Financial Information, which begins on the next page. This summary pro forma financial information is based on the historical financial statements of Hudson United, Southern Jersey, JeffBanks and Dime incorporated by reference herein. Hudson United's historical earnings per share have been restated to give retroactive effect to stock dividends and splits. The pro forma combined information does not include the effect of Hudson United's pending acquisition of loans and deposits from Advest Bank or its pending acquisition of the assets of Lyon Credit Corporation. We have determined that the Advest and Lyon Credit acquisitions do not present significant acquisitions in the context of the pro forma financial information. The pro forma combined information does not include the effect of Dime's pending acquisition of 28 branches of Key Bank, N.A. In addition, the pro forma combined information as of June 30, 1999 does not include Dime's acquisition of Citibank's auto financing unit, which was consummated after June 30, 1999. Information regarding the acquisitions of certain assets and liabilities of Key Bank and Citibank have not been included because these acquisitions do not present significant acquisitions in the context of the pro forma financial information and because separate financial statements for such assets and liabilities are not prepared by the companies from which such assets and liabilities were acquired or are to be acquired.

         The Summary Pro Forma Financial Information should be read in conjunction with the Pro Forma Financial Information and the related notes thereto beginning on the next page and the consolidated financial statements and related notes incorporated by reference in this document. The Summary Pro Forma Financial Information is not necessarily indicative of the actual financial results that would have occurred had the mergers been consummated as of the beginning of the periods for which the data is presented and should not be construed as being representative of future periods. The summary pro forma financial information does not include the effect of one-time merger related and restructuring charges.

      SUMMARY PRO FORMA UNAUDITED COMBINED CONDENSED FINANCIAL INFORMATION
                    (In thousands, except for per share data)

                                                               For the Six      For the Years Ended December 31,
                                                              Months Ended    ------------------------------------
                                                              June 30, 1999     1998         1997          1996
                                                              -------------   --------     --------       --------
Net interest income before provision for
     possible loan losses                                        $443,120     $856,083     $809,606       $773,922
Provision for possible loan losses                                 24,545       67,607       73,442         70,060
Net interest income after provision for
     possible loan losses                                         418,575      788,476      736,164        703,862
Income before income taxes
     and extraordinary items                                      276,976      398,357      331,268        230,548
Income tax provision                                               99,451      130,463      124,099         78,988
Income before extraordinary items                                 177,525      267,894      207,169        151,560
Income before extraordinary items per share:
    Basic                                                            1.52         2.27         1.80           1.33
    Diluted                                                          1.50         2.22         1.74           1.27

                                                                  As of
                                                             June 30, 1999
                                                             -------------
Total assets                                                  $30,965,672
Total deposits                                                 20,216,166
Total stockholders' equity                                      1,991,632
Book value per common share                                         16.96

                         PRO FORMA FINANCIAL INFORMATION

         Presented on the following page is a pro forma unaudited combined condensed balance sheet of Hudson United, Southern Jersey, JeffBanks and Dime at June 30, 1999, giving effect to each merger as if it had been consummated at such date. Also presented are the pro forma unaudited combined condensed statements of income for the six-month period ended June 30, 1999 and for the years ended December 31, 1998, 1997 and 1996. The unaudited pro forma financial information is based on the historical financial statements of Hudson United, Southern Jersey, JeffBanks and Dime after giving effect to each merger under the pooling-of-interests method of accounting and based upon the assumptions and adjustments contained in the accompanying notes to pro forma financial information.

         The unaudited pro forma financial information has been prepared by Hudson United's management based upon the historical financial statements and related notes thereto of Hudson United, Southern Jersey, JeffBanks and Dime, which are incorporated herein by reference. The unaudited pro forma financial information should be read in conjunction with those historical financial statements and notes. The pro forma combined information does not include the effect of Hudson United's pending acquisition of loans and deposits from Advest Bank or its pending acquisition of the assets of Lyons Credit Corporation. We have determined that the Advest and Lyon Credit acquisitions do not present significant acquisitions in th context of the pro forma financial information. The pro forma combined information does not include the effect of Dime's pending acquisition of 28 branches of Key Bank, N.A. In addition, the pro forma combined information as of June 30, 1999 does not include Dime's acquisition of Citibank's auto financing unit, which was consummated after June 30, 1999. Information regarding the acquisitions of certain assets and liabilities of Key Bank and Citibank have not been included because these acquisitions do not present significant acquisitions in the context of the pro forma financial information and because separate financial statements for such assets and liabilities are not prepared by the companies from which such assets and liabilities were acquired or are to be acquired.

         The pro forma financial data is not necessarily indicative of the actual financial results that would have occurred had the mergers been consummated as of the beginning of the periods for which the data is presented and should not be construed as being representative of future periods.

PRO FORMA UNAUDITED COMBINED CONDENSED BALANCE SHEET
AS OF JUNE 30, 1999
($ in thousands, except per share data)

                                                                   Southern          Pro forma        Pro forma
Assets                                         Hudson United        Jersey          Adjustments        Combined          JeffBanks
------                                         -------------     ------------      ------------      ------------      ------------
Cash and due from banks                        $    192,918      $     20,625      $       --        $    213,543      $     52,207
Federal funds sold and other investments              8,201            50,050                              58,251            79,100
Securities                                        3,209,800           114,148                           3,323,948           313,956
Loans held for sale                                    --                --                                  --              19,951
Loans                                             3,537,792           242,194                           3,779,986         1,338,949
Less: Allowance for loan losses                     (55,680)           (9,182)                            (64,862)          (12,203)
                                               ------------      ------------      ------------      ------------      ------------
 Total loans                                      3,482,112           233,012              --           3,715,124         1,326,746
                                               ------------      ------------      ------------      ------------      ------------
Other assets                                        227,153            34,582                             261,735            60,342
Intangibles, net of amortization                    105,904              --                               105,904             5,082
                                               ------------      ------------      ------------      ------------      ------------
  Total Assets                                 $  7,226,088      $    452,417      $       --        $  7,678,505      $  1,857,384
                                               ============      ============      ============      ============      ============

Liabilities and Stockholders' Equity
------------------------------------
Deposits                                       $  4,997,836      $    419,109      $       --        $  5,416,945      $  1,384,423
Borrowings                                        1,504,399              --                             1,504,399           259,239
Other liabilities                                   100,864             5,151                             106,015            24,580
                                               ------------      ------------      ------------      ------------      ------------
                                                  6,603,099           424,260              --           7,027,359         1,668,242
Subordinated debt                                   100,000              --                               100,000            31,920
Capital Trust Securities                            100,000              --                               100,000            25,300
                                               ------------      ------------      ------------      ------------      ------------
  Total Liabilities                               6,803,099           424,260              --           7,227,359         1,725,462
                                               ------------      ------------      ------------      ------------      ------------
Stockholders' Equity:
  Common stock                                       72,246             2,184               383            74,813            10,583
  Additional paid in capital                        264,468             3,259            (4,207)          263,520            98,177
  Retained earnings                                 144,176            29,095              --             173,271            26,961
  Treasury stock                                    (36,504)           (3,824)            3,824           (36,504)             --
  Employee stock awards & ESOP shares                (3,387)             --                --              (3,387)             --
  Accumulated other comprehensive loss              (18,010)           (2,557)             --             (20,567)           (3,799)
                                               ------------      ------------      ------------      ------------      ------------
    Total Stockholders' Equity                      422,989            28,157              --             451,146           131,922
                                               ------------      ------------      ------------      ------------      ------------
  Total Liabilities and Stockholders' Equity   $  7,226,088      $    452,417      $       --        $  7,678,505      $  1,857,384
                                               ============      ============      ============      ============      ============



Common shares outstanding (in thousands)             39,532             1,128                              40,976            10,583

Book value per common share                    $      10.70      $      24.96                        $      11.01      $      12.47

                                                 Pro forma        Pro forma                            Pro forma         Pro forma
Assets                                          Adjustments        Combined            Dime          Adjustments         Combined
------                                         ------------      ------------      ------------      ------------      ------------
Cash and due from banks                        $       --        $    265,750      $    300,543      $       --        $    566,293
Federal funds sold and other investments                              137,351            12,588                             149,939
Securities                                                          3,637,904         3,826,738                           7,464,642
Loans held for sale                                                    19,951         2,512,648                           2,532,599
Loans                                                               5,118,935        12,711,182                          17,830,117
Less: Allowance for loan losses                                       (77,065)         (121,381)                           (198,446)
                                               ------------      ------------      ------------      ------------      ------------
 Total loans                                           --           5,041,870        12,589,801              --          17,631,671
                                               ------------      ------------      ------------      ------------      ------------
Other assets                                                          322,077         1,884,442                           2,206,519
Intangibles, net of amortization                                      110,986           303,023                             414,009
                                               ------------      ------------      ------------      ------------      ------------
  Total Assets                                 $       --        $  9,535,889      $ 21,429,783      $       --        $ 30,965,672
                                               ============      ============      ============      ============      ============

Liabilities and Stockholders' Equity
------------------------------------
Deposits                                       $       --        $  6,801,368      $ 13,414,798      $       --        $ 20,216,166
Borrowings                                                          1,763,638         5,916,453                           7,680,091
Other liabilities                                                     130,595           400,995            84,879           616,469
                                               ------------      ------------      ------------      ------------      ------------
                                                       --           8,695,601        19,732,246            84,879        28,512,726
Subordinated debt                                                     131,920            51,886                             183,806
Capital Trust Securities                                              125,300           152,208                             277,508
                                               ------------      ------------      ------------      ------------      ------------
  Total Liabilities                                    --           8,952,821        19,936,340            84,879        28,974,040
                                               ------------      ------------      ------------      ------------      ------------
Stockholders' Equity:
  Common stock                                        7,293            92,689             1,203           (92,717)            1,175
  Additional paid in capital                         (7,293)          354,404         1,165,759          (124,267)        1,395,896
  Retained earnings                                    --             200,232           561,428           (94,000)          667,660
  Treasury stock                                       --             (36,504)         (180,480)          216,984              --
  Employee stock awards & ESOP shares                  --              (3,387)           (5,825)            9,121               (91)
  Accumulated other comprehensive loss                 --             (24,366)          (48,642)             --             (73,008)
                                               ------------      ------------      ------------      ------------      ------------
    Total Stockholders' Equity                         --             583,068         1,493,443           (84,879)        1,991,632
                                               ------------      ------------      ------------      ------------      ------------
  Total Liabilities and Stockholders' Equity   $       --        $  9,535,889      $ 21,429,783      $       --        $ 30,965,672
                                               ============      ============      ============      ============      ============



Common shares outstanding (in thousands)                               51,030           113,539                             117,450

Book value per common share                                      $      11.43      $      13.15                        $      16.96

See notes to pro forma financial information.

PRO FORMA UNAUDITED COMBINED CONDENSED STATEMENTS OF INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 1999
($ in thousands, except per share data)

                                                   Hudson     Southern    Pro Forma               Pro Forma               Pro Forma
                                                   United      Jersey      Combined   JeffBanks    Combined      Dime      Combined
                                                 ----------  ----------   ----------  ----------  ----------  ----------  ----------
Interest on loans                                $  142,808  $    9,463   $  152,271  $   52,816  $  205,087  $  547,495  $  752,582
Interest on securities                               89,035       3,252       92,287       9,095     101,382     126,360     227,742
Other interest income                                   526       1,784        2,310         544       2,854         776       3,630
                                                 ----------  ----------   ----------  ----------  ----------  ----------  ----------
  Total Interest Income                             232,369      14,499      246,868      62,455     309,323     674,631     983,954
                                                 ----------  ----------   ----------  ----------  ----------  ----------  ----------
Interest on deposits                                 64,185       8,435       72,620      23,213      95,833     236,353     332,186
Interest on borrowings                               37,884        --         37,884       7,874      45,758     162,890     208,648
                                                 ----------  ----------   ----------  ----------  ----------  ----------  ----------
  Total Interest Expense                            102,069       8,435      110,504      31,087     141,591     399,243     540,834
                                                 ----------  ----------   ----------  ----------  ----------  ----------  ----------
Net Interest Income before
 provision for loan loss                            130,300       6,064      136,364      31,368     167,732     275,388     443,120
Provision for loan loss                               5,000       1,060        6,060       2,985       9,045      15,500      24,545
                                                 ----------  ----------   ----------  ----------  ----------  ----------  ----------
Net Interest Income after
  provision for loan loss                           125,300       5,004      130,304      28,383     158,687     259,888     418,575
Noninterest income                                   34,520       2,274       36,794       8,084      44,878     301,733     346,611
Noninterest expense                                  82,807       7,732       90,539      26,184     116,723     371,487     488,210
                                                 ----------  ----------   ----------  ----------  ----------  ----------  ----------
Income (loss) before income taxes
  and extraordinary items                            77,013        (454)      76,559      10,283      86,842     190,134     276,976
Income tax provision                                 26,950        --         26,950       2,152      29,102      70,349      99,451
                                                 ----------  ----------   ----------  ----------  ----------  ----------  ----------
Income (loss) before extraordinary items         $   50,063  $     (454)  $   49,609  $    8,131  $   57,740  $  119,785  $  177,525
                                                 ==========  ==========   ==========  ==========  ==========  ==========  ==========

Income (Loss) Before Extraordinary Items Per
Share:
  Basic                                          $     1.26  $    (0.40)  $     1.20  $     0.77  $     1.13  $     1.08  $     1.52
  Diluted                                        $     1.24  $    (0.40)  $     1.19  $     0.74  $     1.10  $     1.06  $     1.50

Weighted Average Common Shares:
  (in thousands)
  Basic                                              39,829       1,127       41,272      10,517      51,263     111,470     116,473
  Diluted                                            40,380       1,127       41,823      11,010      52,283     112,841     118,295

See notes to pro forma financial information.

PRO FORMA UNAUDITED COMBINED CONDENSED STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1998
($ in thousands, except per share data)

                                                Hudson     Southern    Pro Forma               Pro Forma               Pro Forma
                                                United      Jersey      Combined    JeffBanks   Combined      Dime      Combined
                                              ----------  ----------   ----------  ----------  ----------  ----------  ----------
Interest on loans                             $  298,311  $   24,624   $  322,935  $   99,924  $  422,859  $1,159,364  $1,582,223
Interest on securities                           162,783       5,983      168,766      21,025     189,791     255,719     445,510
Other interest income                              7,453       2,676       10,129       2,544      12,673       5,802      18,475
                                              ----------  ----------   ----------  ----------  ----------  ----------  ----------
  Total Interest Income                          468,547      33,283      501,830     123,493     625,323   1,420,885   2,046,208
                                              ----------  ----------   ----------  ----------  ----------  ----------  ----------
Interest on deposits                             161,077      18,400      179,477      48,858     228,335     545,827     774,162
Interest on borrowings                            53,276        --         53,276      14,862      68,138     347,825     415,963
                                              ----------  ----------   ----------  ----------  ----------  ----------  ----------
  Total Interest Expense                         214,353      18,400      232,753      63,720     296,473     893,652   1,190,125
                                              ----------  ----------   ----------  ----------  ----------  ----------  ----------
Net Interest Income before
 provision for loan loss                         254,194      14,883      269,077      59,773     328,850     527,233     856,083
Provision for loan loss                           14,374      15,270       29,644       5,963      35,607      32,000      67,607
                                              ----------  ----------   ----------  ----------  ----------  ----------  ----------
Net Interest Income (Loss)
  after provision for loan loss                  239,820        (387)     239,433      53,810     293,243     495,233     788,476
Noninterest income                                33,299       3,509       36,808      15,215      52,023     525,030     577,053
Noninterest expense                              232,096      15,842      247,938      53,593     301,531     665,641     967,172
                                              ----------  ----------   ----------  ----------  ----------  ----------  ----------
Income (loss) before income taxes
  and extraordinary items                         41,023     (12,720)      28,303      15,432      43,735     354,622     398,357
Income tax provision (benefit)                    17,872      (4,888)      12,984       4,000      16,984     113,479     130,463
                                              ----------  ----------   ----------  ----------  ----------  ----------  ----------
Income (loss) before extraordinary items      $   23,151  $   (7,832)  $   15,319  $   11,432  $   26,751  $  241,143  $  267,894
                                              ==========  ==========   ==========  ==========  ==========  ==========  ==========

Income (Loss) Before Extraordinary Items Per
Share:
  Basic                                       $     0.57  $    (6.95)  $     0.36  $     1.11  $     0.52  $     2.13  $     2.27
  Diluted                                     $     0.56  $    (6.95)  $     0.36  $     1.04  $     0.50  $     2.09  $     2.22

Weighted Average Common Shares:
  (in thousands)
  Basic                                           40,640       1,127       42,083      10,301      51,869     113,452     118,238
  Diluted                                         41,696       1,127       43,139      10,956      53,547     115,153     120,912


See notes to pro forma financial information.

PRO FORMA UNAUDITED COMBINED CONDENSED STATEMENTS OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1997
($ in thousands, except per share data)

                                          Hudson      Southern     Pro Forma                 Pro Forma                 Pro Forma
                                          United       Jersey       Combined    JeffBanks     Combined      Dime        Combined
                                        ----------   ----------    ----------   ----------   ----------   ----------   ----------
Interest on loans                       $  306,800   $   25,834    $  332,634   $   87,794   $  420,428   $  919,890   $1,340,318
Interest on securities                     159,620        6,123       165,743       18,895      184,638      430,555      615,193
Other interest income                        4,795        1,843         6,638        3,931       10,569       32,370       42,939
                                        ----------   ----------    ----------   ----------   ----------   ----------   ----------
  Total Interest Income                    471,215       33,800       505,015      110,620      615,635    1,382,815    1,998,450
                                        ----------   ----------    ----------   ----------   ----------   ----------   ----------
Interest on deposits                       175,645       17,159       192,804       40,776      233,580      559,359      792,939
Interest on borrowings                      40,635         --          40,635       14,876       55,511      340,394      395,905
                                        ----------   ----------    ----------   ----------   ----------   ----------   ----------
  Total Interest Expense                   216,280       17,159       233,439       55,652      289,091      899,753    1,188,844
                                        ----------   ----------    ----------   ----------   ----------   ----------   ----------
Net Interest Income before
 provision for loan loss                   254,935       16,641       271,576       54,968      326,544      483,062      809,606
Provision for loan loss                     12,775        7,967        20,742        3,700       24,442       49,000       73,442
                                        ----------   ----------    ----------   ----------   ----------   ----------   ----------
Net Interest Income after
  provision for loan loss                  242,160        8,674       250,834       51,268      302,102      434,062      736,164
Noninterest income                          54,180        3,043        57,223       13,203       70,426      145,291      215,717
Noninterest expense                        181,308       11,590       192,898       46,570      239,468      381,145      620,613
                                        ----------   ----------    ----------   ----------   ----------   ----------   ----------
Income before income taxes
  and extraordinary items                  115,032          127       115,159       17,901      133,060      198,208      331,268
Income tax provision  (benefit)             45,205         (710)       44,495        4,570       49,065       75,034      124,099
                                        ----------   ----------    ----------   ----------   ----------   ----------   ----------
Income before extraordinary items       $   69,827   $      837    $   70,664   $   13,331   $   83,995   $  123,174   $  207,169
                                        ==========   ==========    ==========   ==========   ==========   ==========   ==========


Income Before Extraordinary Items Per
Share:
  Basic                                 $     1.67   $     0.75    $     1.64   $     1.33   $     1.59   $     1.15   $     1.80
  Diluted                               $     1.60   $     0.73    $     1.57   $     1.25   $     1.52   $     1.13   $     1.74

Weighted Average Common Shares:
  (in thousands)
  Basic                                     41,362        1,120        42,808        9,660       51,985      106,585      114,337
  Diluted                                   43,635        1,148        45,081       10,317       54,882      108,613      118,421


See notes to pro forma financial information.

PRO FORMA UNAUDITED COMBINED CONDENSED STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 1996
($ in thousands, except per share data)

                                     Hudson       Southern     Pro forma                   Pro forma                   Pro forma
                                     United        Jersey       Combined     JeffBanks      Combined        Dime        Combined
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
Interest on loans                  $  287,671    $   22,441    $  310,112    $   86,145    $  396,257    $  784,109    $1,180,366
Interest on securities                150,856         6,802       157,658        18,548       176,206       540,252       716,458
Other interest income                   3,987         1,147         5,134         2,407         7,541        26,337        33,878
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
  Total Interest Income               442,514        30,390       472,904       107,100       580,004     1,350,698     1,930,702
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
Interest on deposits                  173,521        14,870       188,391        40,248       228,639       531,216       759,855
Interest on borrowings                 27,045          --          27,045        11,693        38,738       358,187       396,925
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
  Total Interest Expense              200,566        14,870       215,436        51,941       267,377       889,403     1,156,780
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
Net Interest Income before
  provision for loan losses           241,948        15,520       257,468        55,159       312,627       461,295       773,922
Provision for loan loss                17,140         1,805        18,945        10,115        29,060        41,000        70,060
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
Net Interest Income after
  provision for loan losses           224,808        13,715       238,523        45,044       283,567       420,295       703,862
Noninterest income                     40,257         3,246        43,503        10,496        53,999        85,978       139,977
Noninterest expense                   204,679        10,357       215,036        46,222       261,258       352,033       613,291
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
Income before income taxes             60,386         6,604        66,990         9,318        76,308       154,240       230,548
Income tax provision                   23,490         1,276        24,766         4,238        29,004        49,984        78,988
                                   ----------    ----------    ----------    ----------    ----------    ----------    ----------
 Net Income                        $   36,896    $    5,328    $   42,224    $    5,080    $   47,304    $  104,256    $  151,560
                                   ==========    ==========    ==========    ==========    ==========    ==========    ==========

Net Income Per Share:
  Basic                            $     0.85    $     4.77    $     0.94    $     0.56    $     0.89    $     1.00    $     1.33
  Diluted                          $     0.82    $     4.67    $     0.91    $     0.53    $     0.85    $     0.96    $     1.27

Weighted Average Common Shares:
  (in thousands)
  Basic                                42,402         1,118        43,840         8,775        52,176       103,742       112,865
  Diluted                              44,990         1,141        46,428         9,247        55,213       109,097       119,035


See notes to pro forma financial information.

Notes to Pro Forma Financial Information

(1) The pro forma information assumes the mergers were consummated as of June 30, 1999 for the pro forma unaudited combined condensed balance sheet and as of the beginning of each of the periods indicated for the pro forma unaudited combined condensed statements of income. The pro forma information presented is not necessarily indicative of the results of operations or the combined financial position that would have resulted had the mergers been consummated at the beginning of the periods indicated, nor is it necessarily indicative of the results of operations in future periods or the future financial position of the combined entities.

(2) It is assumed that the merger with Southern Jersey will be accounted for on a pooling-of-interests basis, and accordingly, the related pro forma adjustments herein reflect, where applicable, an exchange ratio of 1.26 shares of Hudson United common stock for each of the 1,128,081 shares of Southern Jersey common stock which were outstanding at June 30, 1999.

         Following consummation of the merger, it is anticipated that Hudson United will sell substantially all of the nonperforming assets and certain other identified loans of Southern Jersey aggregating approximately $55 million and take a related charge of up to $25 million to write these assets down to their estimated realizable value based upon an accelerated sale process. Anticipated cost savings net of expected merger-related expense and restructuring charges are not expected to be material and therefore the pro forma financial information does not give effect to these items.

         The pro forma financial information was adjusted for the Southern Jersey merger by the (i) addition of 1,421,382 shares of Hudson United common stock with a stated value of $1.778 per share amounting to $2,527,217; (ii) elimination of 1,307,683 shares of Southern Jersey common stock with a stated value of $1.67 per share amounting to $2,183,831; (iii) addition of 22,620 shares of Hudson United common stock amounting to $40,218 in exchange for Southern Jersey's stock options; (iv) elimination of 179,602 shares of Southern Jersey common stock held in Southern Jersey's treasury at a cost of $3,823,801.

(3) It is assumed that the merger with JeffBanks will be accounted for on a pooling-of-interests basis, and accordingly, the related pro forma adjustments herein reflect, where applicable, an exchange ratio of 0.95 shares of Hudson United common stock for each of the 10,583,209 shares of JeffBanks common stock which were outstanding at June 30, 1999.

         Anticipated cost savings net of expected merger-related expense and restructuring charges are not expected to be material and therefore the pro forma financial information does not give effect to these items.

         The pro forma financial information was adjusted for the JeffBanks merger by the (i) addition of 10,054,049 shares of Hudson United common stock with a stated value of $1.778 per share amounting to $17,876,099;
         (ii) elimination of 10,583,209 shares of JeffBanks common stock with a par value of $1.00 per share amounting to $10,583,209.


(4) It is assumed that the merger with Dime will be accounted for on a pooling-of-interests basis, and accordingly, the related pro forma adjustments herein reflect, where applicable, an exchange ratio of
         0.585 shares of Dime United common stock for each of the 113,539,009 shares of Dime common stock which were outstanding at June 30, 1999.

         Anticipated cost savings approximate $78 million and are expected to be 75% phased-in within the first twelve months of closing. Merger-related expense and restructuring charges are anticipated to be approximately $136 million pre-tax, $94 million after tax, comprised of systems, employee, occupancy, professional and other costs and are presented only in the pro forma unaudited combined condensed balance sheet.

         The pro forma financial information was adjusted for the Dime merger by the (i) issuance of 117,450,270 shares of the new Dime United common stock with a par value of $.01 per share amounting to $1,174,503; (ii) elimination of 51,029,949 shares of Hudson United common stock with a stated value of $1.778 per share amounting to $90,731,249; (iii) elimination of 113,539,009 shares of Dime common stock with a par value of $.01 per share amounting to $1,135,390; (iv) elimination of 1,101,306 shares of Hudson United common stock held in Hudson United's treasury at a cost of $36,504,000 with a stated value of $1.778 per share amounting to $1,958,122; (v) elimination of 6,713,450 shares of Dime common stock held in Dime's treasury at a cost of $180,480,069 with a par value of $.01 amounting to $67,135.

(5) Earnings per share data has been computed based on the combinned historical income before extraordinary items applicable to common shareholders or net income applicable to common shareholders of Dime United using historical weighted average shares outstanding for the given period and the common stock assumed to be issued in connection with the mergers.

(6) The pro forma information presented above does not reflect Hudson United's pending acquisition of loans and deposits from Advest Bank or its pending acquisition of the assets of Lyon Credit Corporation. We have determined that the Advest and Lyon Credit acquisition do not present significant acquisitions in the context of the pro forma financial information. For information about Lyon Credit, see "Recent Developments Concerning Hudson United" on page 14 of this supplement. For information about Advest, see "Recent Development" on pages 20-22 of the proxy statement prospectus. The pro forma combined information does not include the effect of Dime's pending acquisition of 28 branches of Key Bank, N.A. In addition, the pro forma combined information as of June 30, 1999 does not include Dime's acquisition of Citibank's auto financing unit, which was consummated after June 30, 1999. Information regarding the acquisitions of certain assets and liabilities of Key Bank and Citibank have not been included because these acquisitions do not present significant acquisitions in the context of the pro forma financial information and because seperate financial statements for such assets and liabilities are not prepared by the companies from which such assets and liabilities were acquired or are to be acquired.

               INFORMATION ABOUT THE RECONVENED JEFFBANKS MEETING

DATE, TIME AND PLACE

         The special meeting of JeffBanks shareholders, originally scheduled for October 1, 1999, was adjourned on that date without any business being conducted at the meeting before adjournment. The Board of Directors of JeffBanks has determined to reconvene the adjourned meeting at the following date, time and place:

              ___ _.m.
              November __, 1999
              The Rittenhouse Hotel
              210 West Rittenhouse Square
              Philadelphia, Pennsylvania 19103

NO CHANGE IN RECORD DATE

         The JeffBanks Board of Directors originally fixed the close of business on August 10, 1999 as the record date for the JeffBanks meeting. This record date has not been changed. Only holders of record of JeffBanks common stock at that time are entitled to get notice of the meeting and to vote at the meeting. On the record date, there were 10,563,947 shares of JeffBanks common stock outstanding. Each of those shares will be entitled to one vote on each matter properly submitted to the meeting.

REQUIRED VOTE

         The Hudson United - JeffBanks merger cannot be completed without JeffBanks shareholder approval. Approval and adoption of the Hudson United - JeffBanks merger agreement requires the affirmative vote of a majority of the votes cast at the JeffBanks meeting either in person or by proxy, provided a quorum (a majority of JeffBanks' outstanding shares) is present. The required JeffBanks shareholder vote is based on the number of shares which are actually voted, rather than the total number of outstanding shares of JeffBanks common stock. Thus, if you abstain from voting or if you don't submit a yellow proxy card and don't vote in person at the reconvened JeffBanks meeting, your action will have no effect. Also, broker non-votes will have no effect.

NEW PROXY CARDS

         Because of the significance of the proposed Hudson United - Dime merger, Hudson United and JeffBanks determined that proxies voted prior to distribution of this supplement should not be accepted and new proxies should be solicited. THE WHITE PROXY CARDS ENCLOSED WITH THE PROXY STATEMENT-PROSPECTUS DATED AUGUST 13, 1999 WILL NOT BE ACCEPTED AT THE JEFFBANKS SPECIAL MEETING. ACCORDINGLY, YOUR SHARES WILL BE VOTED AT THE MEETING ONLY IF YOU SIGN AND RETURN THE ENCLOSED YELLOW PROXY CARD OR VOTE PERSONALLY AT THE MEETING. We urge you to execute, date and return the enclosed yellow proxy card in the enclosed postage-paid envelope as soon as possible to ensure that your shares will be voted at the reconvened special meeting. You should not send in certificates for your JeffBanks shares at this time.

             INFORMATION ABOUT THE RECONVENED HUDSON UNITED MEETING

DATE, TIME AND PLACE

         The special meeting of Hudson United shareholders, originally scheduled for September 30, 1999, was adjourned on that date without any business being conducted at the meeting prior to adjournment. The Board of Directors of Hudson United has determined to reconvene the adjourned meeting at the following date, time and place:

              ___ _.m.
              November __, 1999
              The Sheraton Crossroads
              Route 17 North
              Mahwah, New Jersey 07495

NO CHANGE IN RECORD DATE

         The Hudson United Board of Directors originally fixed 3:00 p.m. on August 13, 1999 as the record date for the Hudson United meeting. This record date has not been changed. Only holders of record of Hudson United common stock at that time are entitled to get notice of the meeting and to vote at the meeting. On the record date, there were 38,924,413 shares of Hudson United common stock outstanding. Each of those shares will be entitled to one vote on each matter properly submitted to the meeting.

REQUIRED VOTE

         The Hudson United - JeffBanks merger cannot be completed without Hudson United shareholder approval. A majority of the shares of Hudson United common stock represented and voting at the Hudson United meeting, in person or by proxy, must vote affirmatively in order to approve the Hudson United - JeffBanks merger agreement. The required Hudson United shareholder vote is based on the number of shares which are actually voted, rather than the total number of outstanding shares of Hudson United common stock. Thus, if you abstain from voting or if you don't submit a blue proxy card and don't vote in person at the reconvened Hudson United meeting, your action will have no effect. Also, broker non-votes will have no effect.

NEW PROXY CARDS

         Because of the significance of the proposed Hudson United - Dime merger, Hudson United and JeffBanks determined that proxies voted prior to distribution of this supplement should not be accepted and new proxies should be solicited. THE WHITE PROXY CARDS ENCLOSED WITH THE PROXY STATEMENT-PROSPECTUS DATED AUGUST 13, 1999 WILL NOT BE ACCEPTED AT THE SPECIAL MEETING. ACCORDINGLY, YOUR SHARES WILL BE VOTED AT THE MEETING ONLY IF YOU SIGN AND RETURN THE ENCLOSED BLUE PROXY CARD OR VOTE PERSONALLY AT THE MEETING. We urge you to execute, date and return the enclosed blue proxy card in the enclosed postage-paid envelope as soon as possible to ensure that your shares will be voted at the reconvened special meeting.

                                  OTHER MATTERS

         As of the date of this supplement, the JeffBanks Board of Directors knows of no other matters to be presented for action by the shareholders at the JeffBanks meeting. If any other matters are properly presented, however, it is the intention of the persons named in the enclosed proxy to vote in accordance with their best judgment on such matters.

         As of the date of this supplement, the Hudson United Board of Directors knows of no other matters to be presented for action by the shareholders at the Hudson United meeting. If any other matters are properly presented, however, it is the intention of the persons named in the enclosed proxy to vote in accordance with their best judgment on such matters.

                                     EXPERTS

         The consolidated financial statements of Hudson United as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998 have been incorporated by reference in this proxy statement-prospectus and this supplement and have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

         The consolidated financial statements of JeffBanks as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, included as exhibit 99.4 to Hudson United's Current Report on Form 8-K filed October 5, 1999, and thereby incorporated by reference in the joint proxy statement-prospectus and this supplement, have been audited by Grant Thornton LLP, independent certified public accountants, whose report thereon appears therein, and in reliance upon such report of Grant Thornton given upon the authority of such firm as experts in accounting and auditing.

         The consolidated financial statements of Southern Jersey as of December 31, 1998 and 1997 and for each of the years in the three-year period ended December 31, 1998, included as exhibit 99.7 to Hudson United's Current
Report on Form 8-K filed October 5, 1999, and thereby incorporated by reference in the proxy statement-prospectus, this supplement and elsewhere in the registration statement, have been audited by Athey & Company, independent public accountants, and Belfint, Lyons & Shuman, P.A., as indicated in their reports with respect thereto, and are included in the proxy statement-prospectus, this supplement and the registration statement in reliance upon the authority of such firms as experts in accounting and auditing in giving said reports.

         The consolidated financial statements of Dime and its subsidiaries as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, included in Dime's 1998 Annual Report on Form 10-K and reproduced as exhibit 99.1 to Hudson United's Current Report on Form 8-K filed October 5, 1999 have been incorporated by reference herein and in the registration statement and this supplement in reliance upon the report of KPMG LLP, independent certified public accountants, included in Dime's 1998 Annual Report on Form 10-K and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         (i) LIMITATION OF LIABILITY OF DIRECTORS AND OFFICERS. Section 14A:2-7(3) of the New Jersey Business Corporation Act permits a corporation to provide in its Certificate of Incorporation that a director or officer shall not be personally liable to the corporation or its shareholders for breach of any duty owed to the corporation or its shareholders, except that such provision shall not relieve a director or officer from liability for any breach of duty based upon an act or omission (a) in breach of such person's duty of loyalty to the corporation or its shareholders, (b) not in good faith or involving a knowing violation of law or (c) resulting in receipt by such person of any improper personal benefit. Hudson United's Certificate of Incorporation includes limitations on the liability of officers and directors to the fullest extent permitted by New Jersey law.

         (ii) INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS. Under Article X of its Certificate of Incorporation, Hudson United must, to the fullest extent permitted by law, indemnify its directors, officers, employees and agents. Section 14A:3-5 of the New Jersey Business Corporation Act provides that a corporation may indemnify its directors, officers, employees and agents against judgments, fines, penalties, amounts paid in settlement and expenses, including attorneys' fees, resulting from various types of legal actions or proceedings if the actions of the party being indemnified meet the standards of conduct specified therein. Determinations concerning whether or not the applicable standard of conduct has been met can be made by (a) a disinterested majority of the Board of Directors, (b) independent legal counsel, or (c) an affirmative vote of a majority of shares held by the shareholders. No indemnification is permitted to be made to or on behalf of a corporate director, officer, employee or agent if a judgment or other final adjudication adverse to such person establishes that his acts or omissions (A) were in breach of his duty of loyalty to the corporation or its shareholders, (B) were not in good faith or involved a knowing violation of law or (C) resulted in receipt by such person of an improper personal benefit.

         (iii) INSURANCE. Hudson United's directors and officers are insured against losses arising from any claim against them such as wrongful acts or omissions, subject to certain limitations.


ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

A.  Exhibits

Exhibit
Number            Description

2(a) Agreement and Plan of Merger, dated as of June 28, 1999, by and among Hudson United Bancorp ("HUB"), Hudson United Bank, JeffBanks, Inc. ("JEFFBANKS") Jefferson Bank and Jefferson Bank of New Jersey. *

2(b) Stock Option Agreement, dated as of June 28, 1999, by and between HUB and JeffBanks. *

2(c) Agreement and Plan of Merger dated as of September 15, 1999 between HUB and Dime Bancorp, Inc. ("DIME").**

2(d) Stock Option Agreement, dated as of September 16, 1999 between Dime and HUB.**

2(e) Stock Option Agreement, dated as of September 16, 1999 between HUB and Dime.**

5 Opinion of Pitney, Hardin, Kipp & Szuch as to the legality of the securities to be registered.*

8 Opinion of Pitney, Hardin, Kipp & Szuch as to certain tax consequences of the Merger.*

23(a)    Consent of Grant Thornton LLP.

23(b)    Consent of Arthur Andersen LLP.

23(c)    Consent of Athey & Company.

23(d)    Consent of Belfint, Lyons & Shuman, P.A.

23(e)    Consent of KPMG LLP.

23(f) Consent of Pitney, Hardin, Kipp & Szuch (included in Exhibits 5 and 8 hereto).*

24       Power of Attorney

99(a)    Form of revised Hudson United Proxy Card

99(b)    Form of revised JeffBanks Proxy Card

-------------------------
*        Previously filed.

** Incorporated by reference to HUB's Current Report on Form 8-K filed September 24, 1999.


B.  Report, Opinion or Appraisals

         The Fairness Opinion of Keefe, Bruyette & Woods, Inc. was previously filed as an appendix to the original joint proxy statement-prospectus.

         The Form of Fairness Opinion of Goldman, Sachs & Co. was previously filed as an appendix to the original joint proxy statement-prospectus.

ITEM 22.  UNDERTAKINGS

1. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

2. The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

3. The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph 2 immediately preceding, or (ii) that purports to meet the requirements of Section 10(a) (3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

4. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

5. The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

6. Subject to appropriate interpretation, the undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

7. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

8. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

9. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Mahwah, State of New Jersey, on the 5th day of October, 1999.

                                           HUDSON UNITED BANCORP


                                           By: Kenneth T. Neilson
                                              ---------------------------------
                                               Kenneth T. Neilson,
                                               Chairman, President and
                                               Chief Executive Officer


         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


                  Signature                                     Title                      Date
                                                     Chairman, President, Chief
Kenneth T. Neilson                                                   Executive Officer and Director
-------------------------------------------        (Principal Executive Officer)      October 5, 1999
(Kenneth T. Neilson)



*                                                             Director                October 5, 1999
-------------------------------------------
(Robert J. Burke)



*                                                             Director                October 5, 1999
-------------------------------------------
(Donald P. Calcagnini)


Joan David
-------------------------------------------                   Director                October 5, 1999
(Joan David)



*                                                             Director                October 5, 1999
-------------------------------------------
(Noel deCordova, Jr.)


Thomas R. Farley
-------------------------------------------                   Director                October 5, 1999
(Thomas R. Farley)



-------------------------------------------                   Director                October __, 1999
(Bryant D. Malcolm)

                  Signature                                     Title                      Date
*
-------------------------------------------                   Director                  October 5, 1999
(W. Peter McBride)



*                                                             Director                  October 5, 1999
-------------------------------------------
(Charles F.X. Poggi)



David A. Rosow                                                Director                  October 5, 1999
-------------------------------------------
(David A. Rosow)



*                                                             Director                  October 5, 1999
-------------------------------------------
(James E. Schierloh)


Sister Grace Frances Strauber
-------------------------------------------                   Director                  October 5, 1999
(Sister Grace Frances Strauber)



*
-------------------------------------------                   Director                  October 5, 1999
(John H. Tatigian, Jr.)


                                                    Executive Vice President and
Joseph F. Hurley                                         Chief Financial Offer          October 5, 1999
-------------------------------------------
(Joseph F. Hurley)



Richard Alban                                                 Controller                October 5, 1999
-------------------------------------------
(Richard Alban)

               Kenneth T. Neilson
*        By: -------------------------------------------
         Kenneth T. Neilson
         Attorney-in-Fact

                                INDEX TO EXHIBITS

Exhibit
Number            Description

2(a) Agreement and Plan of Merger, dated as of June 28, 1999, by and among Hudson United Bancorp ("HUB"), Hudson United Bank, JeffBanks, Inc. ("JEFFBANKS") Jefferson Bank and Jefferson Bank of New Jersey. *

2(b) Stock Option Agreement, dated as of June 28, 1999, by and between HUB and JeffBanks. *

2(c) Agreement and Plan of Merger dated as of September 15, 1999 between HUB and Dime Bancorp, Inc. ("DIME").**

2(d) Stock Option Agreement, dated as of September 16, 1999 between Dime and HUB.**

2(e) Stock Option Agreement, dated as of September 16, 1999 between HUB and Dime.**

5 Opinion of Pitney, Hardin, Kipp & Szuch as to the legality of the securities to be registered.*

8 Opinion of Pitney, Hardin, Kipp & Szuch as to certain tax consequences of the Merger.*

23(a)    Consent of Grant Thornton LLP.

23(b)    Consent of Arthur Andersen LLP.

23(c)    Consent of Athey & Company.

23(d)    Consent of Belfint, Lyons & Shuman, P.A.

23(e)    Consent of KPMG LLP.

23(f) Consent of Pitney, Hardin, Kipp & Szuch (included in Exhibits 5 and 8 hereto).*

24       Power of Attorney

99(a)    Form of revised Hudson United Proxy Card

99(b)    Form of revised JeffBanks Proxy Card

-------------------------

*        Previously filed.

** Incorporated by reference to HUB's Current Report on Form 8-K filed September 24, 1999.